WM

DD
1/13/13
1/13/14



SECU 14030102 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/12 AND ENDING 10/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets Arbitrage S.A.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
2/7/14

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Royal Bank of Canada)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage S.A. & Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets Arbitrage S.A. and Subsidiary (the "Company") as of October 31, 2013, and the related notes (the "consolidated financial statement"), you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage S.A. and Subsidiary as of October 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 14 to the consolidated financial statement, the Company, an indirect wholly owned subsidiary of the Royal Bank of Canada, is engaged in a single line of business to trade for its own account which is subject to the restrictions within the so-called "Volcker Rule", a part of the Dodd–Frank Wall Street Reform and Consumer Protection Act. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

December 23, 2013

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2013
(In thousands, except share and per-share information)

ASSETS

CASH	$ 22,683
SECURITIES OWNED — At fair value (includes securities pledged of $2,534,285)	7,924,974
OTC DERIVATIVES RECEIVABLE	38,460
RECEIVABLE FROM NON-AFFILIATE BROKER-DEALERS — NET	77,208
OTHER ASSETS	28,780
TOTAL	$ 8,092,105

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Bank loan	$ 2,614,107
Securities sold, but not yet purchased — at fair value	1,167,621
OTC derivatives payable	22,974
Payable to affiliate broker-dealer — net	1,260,924
Accounts payable and accrued liabilities	63,105
	5,128,731
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	850,000
STOCKHOLDERS' EQUITY:	
Common stock, $1,000 par value — 150,000 shares authorized, issued, and outstanding	150,000
Retained earnings	1,963,374
Total stockholders' equity	2,113,374
TOTAL	$ 8,092,105

See notes to consolidated statement of financial condition.

1. ORGANIZATION

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001, as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirect wholly owned subsidiary of the Royal Bank of Canada (the "Bank"), a foreign corporation.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears the majority of its securities transactions through an affiliate, RBC Capital Markets LLC (RBC CM LLC or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account in securities and commodities (including but not limited to futures contracts and options thereon). In November of 2012, the Company became an exchange-traded fund market maker on the NYSE Arca. The Company does not conduct any customer business.

The consolidated financial statements include the accounts of RBCCM Holdco Corp, a wholly owned subsidiary, which has a $10 investment in a nonvoting preferred membership interest in RBC CM LLC. The Company does not receive any flow-through capital benefit from the consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions which affect the amounts reported in the consolidated financial statements and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable. Actual results could differ materially from these estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Dividend income and dividend expense are recorded net on an ex-dividend date basis.

Securities owned and securities sold, but not yet purchased are recorded at fair value, with both realized and unrealized gains and losses included in Principal transactions on the consolidated statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net by counterparty on the consolidated statement of financial condition in Receivable from non-affiliate broker-dealers—net for clearings with third parties and in - Payable to affiliate broker-dealer—net for clearing with RBC CM LLC.

Derivatives are shown net by counterparty. For each counterparty, the Company generally enters into a master netting agreement. These agreements provide the Company with the ability to offset receivables and payables covered under the same master netting agreement.

Significant Accounting Changes —

ASC 820, Fair Value Measurements and Disclosures. In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments to ASC 820 include guidance on the application of the highest and best use and valuation premise concepts (including an exception to the valuation premise for certain risks managed on a portfolio basis), the valuation of equity instruments, and the use of premiums and discounts representing adjustments for the size of an entity's holding of an asset or liability (specifically, blockage factors are not permitted). The amendments also include expanded disclosures, including disclosures around fair value measurements categorized within Level 3 of the fair value hierarchy, and disclosures when the entity's use of a nonfinancial asset differs from the highest and best use of that asset. The amendments in ASU No. 2011-04 are to be applied prospectively. The guidance was effective for the Company for the annual period beginning November 1, 2012. Adoption of this ASU has been reflected in the footnote disclosure and did not have an impact on the Company's consolidated statement of financial condition.

Future Accounting Changes —

ASC 210, Balance Sheet. In November 2011, the FASB issued amended guidance under ASC 210 in ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 amends ASC 210 to require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2013. The Company does not believe adoption of this ASU will have a significant impact on Company's consolidated financial statements but will result in additional disclosures.

ASC 210, Balance Sheet. In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, that clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The ASU limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. This change removes trade payables and receivables from the scope of the offsetting disclosure requirements. Receivables and payables of broker-dealers resulting from their unsettled regular-way trades are also outside the scope of the disclosure requirements. The amendments also clarify that only derivatives accounted for in accordance with ASC 815, including bifurcated embedded derivatives, are within the scope of the disclosure requirements. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2013. The Company does not believe adoption of this ASU will have an impact on the Company's consolidated statement of financial condition but will result in additional disclosures.

3. RELATED-PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC CM LLC. Under the agency agreement, RBC CM LLC acts as computation agent, accounting resource, risk manager, and executive, operational, and legal representative for the Company. Commissions, execution fees, and management fees (which include certain compensation costs) incurred by the Company were paid to RBC CM LLC.

The Company has a net payable to affiliate representing unsettled security transactions and other borrowings with RBC CM LLC, which are recorded on the consolidated statement of financial condition in Payable to affiliate broker-dealer – net.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED — AT FAIR VALUE

Securities owned and securities sold, but not yet purchased — at fair value at October 31, 2013, consisted principally of trading securities and exchange-traded derivative contracts as follows:

	Owned	Sold, But Not Yet Purchased
U.S. government securities:		
U.S. government	$ 369,610	$ 247,598
U.S. government agencies	1,675,323	-
Debt securities:		
Corporate bonds	294,258	157,377
Collateralized mortgage and asset backed	322,995	-
Other securities:		
Listed equities	5,216,592	742,969
Listed interest rate futures options	20,559	8,474
Listed equity options	25,637	11,203
Total	$ 7,924,974	$ 1,167,621

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC CM LLC. The fair value of the securities owned by the Company that have been pledged to affiliates where those parties have the right to sell or repledge was $2,534,285.

5. OTC DERIVATIVES RECEIVABLE/PAYABLE

Over-the-counter derivatives receivable/payable at October 31, 2013, consisted of premium and fair value adjustments on swaps and forward contracts as follows:

	Fair Value and Gross Notional Amounts			
	Receivable	Notional	Payable	Notional
Interest rate swaps	$ 42,348	$ 2,180,260	$ 20,331	$ 2,850,600
Credit default swaps	6,282	378,000	10,310	240,000
Foreign exchange contracts	2,740	1,303,274	4,488	1,375,259
Bond options	2,553	250,000	-	-
Contracts for differences	177	13,880	90	-
Cash collateral netting	(15,640)	-	(12,245)	-
Total	$ 38,460	$ 4,125,414	$ 22,974	$ 4,465,859

6. BANK LOANS

On October 31, 2013, the Company maintained a $13,000,000 secured line of credit (the "Secured Credit Facility") with the Bank. Under this agreement, this loan is callable at the discretion of the Bank

and the Company does not pay interest. The outstanding loan at October 31, 2013, was $2,298,365, collateralized with firm-owned securities of $2,534,285.

In addition, the Company maintained a $2,000,000 multi-currency secured line of credit with the Bank's London Branch and a $1,000,000 multi-currency secured line of credit with RBC Investor Services Bank S.A. in Luxembourg. Under both these agreements these loans are callable at the discretion of the Bank and the Company is charged interest. The amount outstanding at October 31, 2013, was $31,427 with the London Branch and $284,315 with RBC Investor Services Bank S.A.

7. TAXATION

Income Taxes — The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax, and net worth tax.

Withholding Taxes — The Company is a foreign U.S. registered broker and dealer that trades exclusively for its own account. As such, the Company does not have a U.S. income tax liability; it is, however, subject to a withholding tax on certain of its dividend and interest income.

The Company has evaluated, in accordance with FASB ASC 740, *Income Taxes*, whether any unrecognized tax benefits are necessary and determined that no such matters exist as of October 31, 2013. The recognition and measurement of unrecognized tax benefits will be reevaluated when new information is available, if applicable, or when an event occurs that requires change.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space in Luxembourg. The lease commitment was for three years from February 2008 until February 2012. Thereafter, the lease renews quarterly until notice of cancellation is given.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000 subordinated loan agreement, renewable on February 13, 2015, with an affiliate, Royal Bank Holding Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $750,000 subordinated loan agreement, renewable on February 13, 2015, with an affiliate, RBC Capital Markets Arbitrage LLC, a U.S. single member limited liability company.

All liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule. To the extent such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain the greater of 2% of aggregate debit balances or minimum net capital, as defined, equal to $1,000. At October 31, 2013, the Company had net capital of $2,140,621, which was $2,139,621 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker (PAIB) are considered allowable assets in the net capital computation to the extent the clearing broker performs customer reserve computation for PAIB assets. Pursuant to an agreement between the Company and RBC CM LLC, RBC CM LLC is required to perform a computation for PAIB assets similar to the customer reserve computation.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities, and valuation pricing models.

Similarly, the Company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. Bank loans are callable at the discretion of the Bank and therefore the carrying amount approximates fair value. With respect to other payables, these instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly are not materially affected by changes in interest rates.

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the consolidated statements of financial condition.

			Fair Value Measurements Using		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities subordinated to claims of general creditors (1)	$ 850,000	$ 849,810	$ -	$ 849,810	$ -
Total	$ 850,000	$ 849,810	$ -	$ 849,810	$ -

(1) The fair value was determined using present-value techniques, which are affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates. See Note 13 for a description of the Company's policies regarding fair value measurement methodology.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance-sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system that determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold,

but not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

ASC 815, *Derivatives and Hedging*, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account.

13. FAIR VALUE MEASUREMENT

Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on observability of inputs as follows:

Level 1 — Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair value include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

A description of the valuation techniques and significant assumptions applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Valuation Process – The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities.

The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group ("VG") is responsible for the Company's fair value valuation policies, processes and procedures. VG is independent of the business units and reports to the Chief Financial Officer ("CFO"), who has final authority over the valuation of the Company's financial instruments. VG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review - VG, in conjunction with the Global Risk Management ("GRM") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer, independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual review by VG.

Independent price verification ("IPV") – IPV is a control process by which valuation system market prices or model inputs are verified for accuracy. Generally on a monthly basis, VG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets should be maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be relevant, and in such circumstances compensating controls need to be employed.

For financial instruments categorized within Level 3 of the fair value hierarchy, VG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VG to the fair value generated by the business units are presented to management of the Company.

Review of New Level 3 Transactions - VG reviews the models and valuation methodology used to price all new material Level 3 transactions.

Securities Owned and Securities Sold, Not Yet Purchased:

U.S. Government Securities:

- U.S. Government Securities — U.S. Treasury securities are generally valued using quoted market prices, and depending on the level of market activity and transparency are categorized within Level 1 or Level 2 of the fair value hierarchy.

- U.S. Government Agencies — Valuations are based on both proprietary and industry-recognized models and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, and prepayment rates. These securities are generally categorized within Level 2 of the fair value hierarchy.

Debt Securities:

- Corporate Bonds — The fair value of corporate bonds is estimated using executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Corporate bonds are categorized within Level 2 of the fair value hierarchy.

- Collateralized Mortgage and Asset Backed — Valuations are based on both proprietary and industry-recognized models and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, prepayment rates, rates of delinquency, and default and loss expectations. These securities are categorized within Level 2 of the fair value hierarchy.

Other Securities:

- Listed Equity Securities — Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized within Level 1 of the fair value hierarchy.

- Listed Interest Rate Futures Options — Listed interest rate futures that are actively traded are valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy.

- Listed Equity Options — Listed equity options that are actively traded are valued based on quoted prices from the exchange and are categorized within Level 1 of the fair value hierarchy. All other listed equity options are classified within Level 2 of the fair value hierarchy.

- OTC Derivatives — OTC derivatives contracts include interest rate swaps, credit default swaps, foreign exchange contracts, and equity forwards. Depending on the product and terms of the transaction, the fair value of the OTC derivative products can be either observed or modeled using a series of techniques using observable inputs. OTC derivative products are categorized within Level 2 or Level 3 of the fair value hierarchy.

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2013, categorized by the valuation hierarchy set out in ASC 820:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Securities owned:				
U.S governement securities:				
U.S. government	$ -	$ 369,610	$ -	$ 369,610
U.S. government agencies	-	1,675,323	-	1,675,323
Debt securities:				
Corporate bonds	-	294,258	-	294,258
Collateralized mortgage and asset backed	-	322,995	-	322,995
Other securities:				
Listed equities	5,216,592	-	-	5,216,592
Listed interest rate futures options	20,559	-	-	20,559
Listed equity options	25,637	-	-	25,637
Total securities owned	5,262,788	2,662,186	-	7,924,974
OTC derivatives receivable:				
Interest rate swaps	-	42,348	-	42,348
Credit default swaps	-	6,282	-	6,282
Foreign exchange contracts	-	2,740	-	2,740
Bond options	-	-	2,553	2,553
Contracts for differences	177	-	-	177
Cash collateral netting	-	(15,640)	-	(15,640)
Total OTC derivatives receivable	177	35,730	2,553	38,460
Total Assets	$ 5,262,965	$ 2,697,916	$ 2,553	$ 7,963,434

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Securities sold, but not yet purchased:				
U.S. government securities	$ 50,482	$ 197,116	$ -	$ 247,598
Debt securities:				
Corporate bonds	-	157,377	-	157,377
Other securities:				
Listed equities	742,969	-	-	742,969
Listed interest rate futures options	8,474	-	-	8,474
Listed equity options	11,203	-	-	11,203
Total securities sold, but not yet purchased	813,128	354,493	-	1,167,621
OTC derivatives payable:				
Interest rate swaps	-	20,331	-	20,331
Credit default swaps	-	10,310	-	10,310
Foreign exchange contracts	-	4,488	-	4,488
Contracts for differences	90	-	-	90
Cash collateral netting	-	(12,245)	-	(12,245)
Total OTC derivatives payable	90	22,884	-	22,974
Total Liabilities	$ 813,218	$ 377,377	$ -	$ 1,190,595

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications affecting all levels of the fair value hierarchy are reported as transfers in/out of the levels at the end of the year in which the reclassifications occur. For the year ended October 31, 2013, there were no transfers between levels.

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to October 31, 2013 through the date these consolidated financial statements were issued, and determined there were no events or transactions during such period which would require recognition or disclosure in these consolidated financial statements other than as discussed below.

On December 10, 2013, the Federal Reserve Board, Securities & Exchange Commission, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and Commodity Futures Trading Commission released final rules implementing the so-called Volcker Rule ("Volcker Rule"). The Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, was designed to prohibit banks from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. The Company, an indirect wholly owned subsidiary of the Royal Bank of Canada, is engaged in a single line of business to trade for its own account and is subject to the restrictions of the Volcker Rule. The Company is evaluating the impact of these restrictions on its operations based on the expected conformance period, as stipulated by the Federal Reserve Board, through July 21, 2015.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

December 23, 2013

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage S.A. & Subsidiary
New York, New York

In planning and performing our audit of the consolidated financial statements of RBC Capital Markets Arbitrage S.A. and Subsidiary (the "Company") as of and for the year ended October 31, 2013 (on which we issued our report dated December 23, 2013 and such report expressed an unmodified opinion on those financial statements and included an emphasis-of-matter paragraph noting the Company is subject to the restrictions of the so-called Volcker Rule, a part of the Dodd–Frank Wall Street Reform and Consumer Protection Act), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP